EX 99.28(d)(23)(ii)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and DoubleLine Capital LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and DoubleLine Capital LP, a Delaware limited partnership and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”), as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to reduce the sub-advisory fees as set forth on Schedule B, and, in connection with said reductions, Schedule B to the Agreement must be amended.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated January 1, 2016, attached hereto.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective January 1, 2016.

Jackson National Asset Management, LLC	DoubleLine Capital LP

By:	/s/ Mark D. Nerud	By:	/s/ Henry V. Chase

Name:	Mark D. Nerud	Name:	Henry V. Chase

Title:	President and CEO	Title:	Chief Financial Officer

Schedule B
Dated January 1, 2016
(Compensation)

JNL/DoubleLine Shiller Enhanced CAPE Fund[1]
Average Daily Net Assets	Annual Rate
$0 to $200 million	0.40%[2]
Over $200 million	0.35%[2]

1 A fee discount shall apply when the Sub-Adviser is providing sub-advisory services to JNAM for at least two separate and distinct funds. As of January 1, 2016, the Sub-Adviser provides sub-advisory services for the JNL/DoubleLine Shiller Enhanced CAPE Fund and the JNL/DoubleLine® Total Return Fund, a Fund of the Jackson Variable Series Trust (together known as the “Sub-Advised Funds”).

2 For the purposes of calculating the sub-advisory fee discounts, the Sub-Adviser applies the following discounts based on the combined assets of the Sub-Advised Funds: 2.5% fee reduction for assets over $1 billion up to and including $2.5 billion, a 5.0% fee reduction for combined assets over $2.5 billion up to and including $5 billion, a 7.5% fee reduction for combined assets over $5 billion up to and including $7.5 billion, and a 10.0% fee reduction for combined assets over $7.5 billion up to and including $10 billion.

B-1